Exhibit 99.1

Vermilion Energy Trust Adopts Amendments to the Proposed Vermilion Incentive Plan

CALGARY, Alberta--(BUSINESS WIRE)--August 18, 2010--Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX – VET.UN) announces that it has adopted certain amendments with respect to the terms of the Vermilion Incentive Plan (the “VIP”), the approval of which is being sought at a special meeting of the holders of trust units of the Trust, the holders of Series A exchangeable shares of Vermilion Resources Ltd. and holders of trust unit incentive plan awards ("TAP Award Holders") of the Trust to be held on Tuesday, August 31, 2010 at 10:00 a.m. (Calgary time) in the Cardium Room, Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta to consider and vote upon the proposed conversion of the Trust from a trust structure to a corporate structure pursuant to a plan of arrangement and certain related transactions and to approve the Vermilion Incentive Plan and a Shareholder Rights Plan of Vermilion Energy Inc..

In consultation with RiskMetrics Group (“RiskMetrics”), an independent proxy voting advisory and corporate governance services firm, Vermilion’s Board of Directors has decided to amend certain terms of the proposed VIP. These amendments include:

a)	placing a maximum limitation on the issuance of treasury based equity compensation to non-employee members of the Board of Directors of $100,000 per non-employee member per annum; and

b)	placing a maximum limitation on the aggregate amount of treasury based equity compensation that may be granted to non-employee members of the Board of Directors in a given year at 0.5 percent of the basic shares outstanding.

These amendments remain subject to the approval of the Toronto Stock Exchange.

Vermilion understands that in light of the proposed amendments to the VIP, RiskMetrics will be recommending to its clients who hold Vermilion trust units or Series A exchangeable shares that they vote FOR the conversion from a trust to a corporation (item 1) and FOR adoption of the Vermilion Incentive Plan (item 2) and FOR adoption of the Shareholder Rights Plan (Item 3).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland which is currently projected to occur towards the end of 2012. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN and over-the-counter in the U.S. under the symbol VETMF.

CONTACT:
Vermilion Energy Trust
Paul Beique, Vice President Capital Markets
2800, 400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com